December 13, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Karen Ubell, Staff Attorney
Bryan Pitko, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Sasha Parikh, Staff Accountant

Re:	NanoString Technologies, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted November 5, 2012
CIK No. 0001401708

Ladies and Gentlemen:

On behalf of NanoString Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 3, 2012, relating to the Company’s Confidential Draft Registration Statement on Form S-1 (CIK No. 0001401708) submitted to the Commission on November 5, 2012 (the “Registration Statement”).

On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a supplement to the Registration Statement (“Supplement No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Supplement No. 1 (against the Confidential Draft Registration Statement submitted on November 5, 2012). Supplement No. 1, as confidentially submitted via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Supplement No. 1, as applicable.

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company acknowledges the Staff’s comment and will submit all exhibits as soon as practicable.

Securities and Exchange Commission

December 13, 2012

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and will submit proofs of all graphic, visual or photographic information it intends to provide in the printed prospectus as soon as practicable.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and will provide the Staff with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”) on a supplemental basis. The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering; however, should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

4.	We will deliver comments to your confidential treatment request under separate cover.

The Company acknowledges the Staff’s comment.

Summary, page 1

The Offering, page 6

5.	We note your disclosure that you intend to effect a reverse stock split prior to the effectiveness of the offering but that the prospectus does not reflect the effects of such a reverse stock split. Please provide additional information as to the expected ratio of the reverse stock split and update your prospectus to reflect the reverse stock split. To the extent that the ratio and the effects of the reverse stock split are not yet known, you may include placeholders.

If/when the Company determines to effect a reverse stock split, it will provide the Staff with additional information as to the expected ratio of the reverse stock split on a supplemental basis, and if the ratio is not then known, include placeholders in the Registration Statement.

Risk Factors, page 9

6.	Please delete the statement “Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.” It is not appropriate to warn investors about unknown risks.

In response to the Staff’s comment, the Company has deleted the sentence referenced above.

Securities and Exchange Commission

December 13, 2012

“Our dependence on distributors for sales of our life sciences systems outside of the United States…,” page 11

7.	We note the disclosure regarding your dependence on distributors for sales of life sciences systems outside of the United States and your reference to having established exclusive distribution agreements for your nCounter Analysis System in the life sciences research market within parts of Europe and Asia. Please revise your disclosure in the Business Section to describe these exclusive distribution agreements, including the parties to the agreements and their material terms. Please also file any distribution agreement upon which you are substantially dependent as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Supplement No. 1 to include additional disclosure regarding its distribution arrangements. Although the Company relies on a number of distributors outside of the Unites States to sell its products, the Company advises the Staff that it does not believe it is substantially dependent on any such arrangement. To avoid confusion, the Company has revised the disclosure on page 11 of Supplement No. 1 to replace the word “dependence” with “reliance.”

“If Prosigna fails to achieve and sustain sufficient market acceptance…,” page 12

8.	Please identify the countries that accept the CE mark, aside from those in the European Union.

The Company advises the Staff that in vitro diagnostic devices that comply with applicable CE marking directives may be marketed in the European Economic Area (which consists of the European Union, Iceland, Norway and Lichtenstein) and Switzerland. CE marking, on its own, does not entitle companies to market such products in other countries; however, a number of other countries’ authorities recognize CE marking and have developed simplified registration processes for CE-marked in vitro diagnostics. In response to the Staff’s comment, the Company has revised the disclosure throughout Supplement No. 1 to clarify its intention to seek registration in countries with simplified registration processes for CE-marked in vitro diagnostics, including Israel and Australia. The Company respectfully submits that it is not necessary to identify other countries that recognize the CE marking, since the Company does not have a current intention to seek registration in other such jurisdictions in the near or medium term.

“If we are unable to recruit, train and retain key personnel…,” page 18

9.	Please identify the individuals considered key personnel, aside from senior management, upon which you are dependent.

The Company respectfully draws the Staff’s attention to its disclosure in the above referenced risk factor that identifies research and development, manufacturing and sales and marketing personnel as “key personnel.” Furthermore, the Company specifically emphasizes sales personnel with the requisite qualifications necessary to sell its highly technical products. The Company respectfully submits that additional disclosure would not materially enhance an investor’s appreciation of the above referenced risk factor.

Securities and Exchange Commission

December 13, 2012

“We are an ‘emerging growth company’…,” page 28

10.	Please revise your risk factor disclosure to state that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Supplement No. 1.

Use of Proceeds, page 34

11.	Please expand your disclosure to provide an estimate of the amount of proceeds you intend to use for each bulleted item.

The Company acknowledges the Staff’s comment and will revise such disclosure in a future submission to provide an estimate of the amount of proceeds it intends to use for each bulleted item when such amounts have been determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

12.	Please define and provide context for “ISO 13485:2003 classification” for your manufacturing facility.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Supplement No. 1.

Factors Affecting Our Performance, page 45

13.	Please disclose the average price of one nCounter Digital Analyzer and one nCounter Prep Station.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Supplement No. 1.

Research and Development, page 49

14.	You indicate that you have committed a substantial portion of your resources to developing new products and solutions and are currently focused on several products and enhancements in both your future diagnostic products and current life sciences research offerings. You have invested $7.5 million and $9.0 million in 2010 and 2011, respectively, and $8.3 million at September 30, 2012 in research and development and have disclosed that you intend to continue to make significant investments in research and development. Please provide the following disclosures for each of your material projects:

•	The nature, objective, and current status of the project;
•	The costs incurred during each period presented and to-date;
•	The nature of efforts and steps necessary to complete the project;
•	The risks and uncertainties associated with completing development;

Securities and Exchange Commission

December 13, 2012

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
•

Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

Where the sum of the costs incurred by project is materially different than the total R&D expense shown in the financial statements, disclose the nature and amount of the items that comprise this difference.

The Company does not allocate any of its research and development costs to individual projects. To date, the Company has managed its research and development activities and related costs exclusively on a departmental basis. Accordingly, costs incurred by project cannot be provided and an explanation of any material differences in costs incurred by project and total research and development expenses is therefore unavailable.

However, the Company respectfully draws the Staff’s attention to existing disclosure in Supplement No. 1 that is responsive to the bullet points above:

First Bullet Point

For a discussion of the nature and objectives of the Company’s material research and development projects, please refer to pages 87-89 (Business—Research and Development).

Second Bullet Point

For a discussion of costs underlying the Company’s research and development expense, please refer to page 45 (Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics—Operating Expenses—Research and Development).

Third and Fourth Bullet Points

For a discussion of the steps necessary to develop, and the risks and uncertainties associated with developing, new, commercially-viable diagnostic products, please refer to pages 87-89 (Business—Research and Development); page 12 (Risk Factors—Risks Related to our Business and Strategy—As part of our current business model, we will seek to enter into strategic collaborations and licensing arrangements with third parties to develop diagnostic tests); pages 12-13 (Risk Factors—Risks Related to our Business and Strategy—New diagnostic product development involves a lengthy and complex process, and we may be unable to commercialize on a timely basis, or at all, any of the tests we develop); page 13 (Risk Factors—Risks Related to our Business and Strategy—Our research and development efforts will be hindered if we are not able to contract with third parties for access to archival tissue samples); pages 14-15 (Risk Factors—Risks Related to our Business and Strategy—We may not be able to develop new products or enhance the capabilities of our systems to keep pace with rapidly changing technology and customer requirements, which could have a material adverse effect on our business and operating results); pages 19-20 (Risk Factors—Risks Related to Government Regulation and Diagnostic Product Reimbursement—Approval and/or clearance by the FDA and foreign regulatory authorities for our diagnostic tests will take significant time and require significant research, development and clinical study expenditures and ultimately may not succeed); and pages 24-25 (Risk Factors—Risks Related to Intellectual Property—We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from selling our products).

Securities and Exchange Commission

December 13, 2012

Fifth Bullet Point

For a discussion of our liquidity risks, please refer to page 9 (Risk Factors—Risks Related to our Business and Strategy—We have incurred losses since were formed and expect to incur losses in the future. We cannot be certain that we will achieve or sustain profitability); and page 17 (Risk Factors—Risks Related to our Business and Strategy—We may need to raise additional capital, which may not be available on favorable terms, if at all, and which may cause dilution to stockholders, restrict our operations or adversely affect our ability to operate our business).

Sixth Bullet Point

As of the date of this letter, the Company cannot reliably determine when development phases will be completed, material filings will be made with regulatory agencies or approvals from regulatory agencies will be received; however, the Company intends to provide appropriate disclosure when such determinations can be made or such events occur.

Critical Accounting Policies and Significant Estimates Stock-based Compensation, page 56

15.	You state that you estimate your enterprise value using the guideline public company approach which is a market approach. To gain a better understanding of your determination of the fair market value of your common stock at each valuation date, please provide us the following information in revised disclosure, as applicable:

•	If your valuations were contemporaneous or retrospective; if retrospective, why contemporaneous valuations were not obtained from an unrelated valuation specialist;
•

Identify the guideline public companies that you selected and what similarities existed between you and the guideline public companies selected such as number of products, types of products, size, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected;

•	What revenue ratios of public companies similar to you were used and how your revenue projections were estimated;
•

Regarding the 30% discount applied in your December 2011 valuation to reflect the lack of marketability, clarify why the put option analyses of the publicly-traded companies deemed similar to you was used and if this was the only factor considered in determining the discount;

•

Why you used the third quartile of volatilities of common stock of the publicly-traded companies deemed similar to you in your December 2011 valuation but the mean of the volatilities of common stock of the publicly-traded companies deemed similar to you in the September 2012 valuation;

•	Why the assumed volatilities of publicly-traded companies similar to you decreased from 92.4% in 2010 to 61.0% at September 30, 2012;
•	What factors changed from your December 2011 valuation to your September 2012 valuation that caused the guideline public company approach to increase from $59.4 million to $105.5 million; and
•	How you allocated the enterprise value between the preferred and common stock at each valuation date.

Securities and Exchange Commission

December 13, 2012

You disclose that you assessed your estimate of fair value of your common stock for financial reporting purposes and adjusted the fair value per common share as of each grant date. Please provide disclosure that indicates the progress of your business at each relevant grant date that supports the increase in the fair value from the prior grant date. Clarify to us how the change in the fair value affected your stock compensation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57-61 of Supplement No. 1. The Company advises the Staff on a supplemental basis that its retrospective analysis for financial reporting purposes increased the Company’s stock-based compensation for the nine months ended September 30, 2012 by approximately $20,000.

Business, page 62

Overview, page 62

16.	We note your discussion on page 19 in your risk factor disclosure subtitled “Approval and/or clearance by the FDA and foreign regulatory authorities for our diagnostic tests will take significant time…” in which you discuss the different procedures that will be required for FDA clearance pursuant to 510(k) or pre-market approval. It appears that the different procedures and review levels will dictate the scope of your diagnostic tests to be marketed, specifically, whether Prosigna will be available to report intrinsic subtype classifications or only used to assess a patient’s risk of recurrence for breast cancer. In this regard, we specifically note your disclosure on page 78, which states that “[the] report output of the U.S. version of Prosigna will not include the patient’s intrinsic subtype.” Please revise your disclosure throughout your prospectus to highlight that the U.S. version of Prosigna for which you intend to seek FDA approval will not report intrinsic subtype. Please also discuss how this may impact the marketability and demand for Prosigna as compared to competing products currently available.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Supplement No. 1 to discuss how the difference in the report output of the expected U.S. version of Prosigna may impact marketability and demand for Prosigna. Throughout the document, the Company has disclosed that the EU version of Prosigna will be an assay for providing an assessment of a patient’s risk of recurrence for breast cancer and the intrinsic subtype of the patient’s tumor, while the U.S. version of Prosigna will provide an assessment of a patient’s risk of recurrence for breast cancer. The Company respectfully submits that the absence of the reference to intrinsic subtyping in the discussion of the U.S. version of Prosigna is clear and that additional disclosure would not be useful to investors.

Development and Clinical Validation of the Prosigna Breast Cancer Assay, page 76

17.	Please expand your discussion of the TransATAC study and the ABCSG8 study to describe in further detail how you obtain access to the data and samples from the prior studies, engage investigators to conduct the studies and any related agreements or arrangements related to the administration and consummation of these or other studies including planned or future studies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of Supplement No. 1. In response to the portion of the Staff’s comment referring to the Company’s planned or future studies, the Company respectfully draws the Staff’s attention to its disclosure in the last two sentences of the first bullet point on page 88 of Supplement No. 1. The Company advises the Staff on a supplemental basis that the studies referenced in such disclosure are expected to be similar to the Company’s TransATAC and ABCSG8 studies.

Securities and Exchange Commission

December 13, 2012

18.	Please provide footnote or narrative disclosure to give further context to the tabular and graphical disclosures included on pages 77 and 78. For example, you have not explained “Number of Events” or provided explanations for the comparison points depicted in the charts included on page 77.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80-82 of Supplement No. 1.

Prosigna in the United States, page 78

19.	Please expand your disclosure to describe how you intend to use Agendia’s MammaPrint as a predicate for obtaining 510(k) clearance for Prosigna from the FDA.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Supplement No. 1.

Intellectual Property, page 79

20.	Please revise your disclosure to identify your material patents or patent applications, whether each is owned or licensed and the expiration of such patents. In addition, please categorize your material patents or patent applications within the subsections of the three main areas to which your patent applications relate on page 79 and identify the type of patent protection associated with each patent or patent application.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83-85 of Supplement No. 1.

21.	We note your discussion on page 23 regarding recent judicial decisions impacting the scope of patentability of certain inventions or discoveries relating to genomic diagnostics. Please specifically discuss whether any of your owned or licensed intellectual property may be affected by these decisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Supplement No. 1.

Collaborations; License Agreements, page 79

Institute for Systems Biology, page 79

22.	Please disclose the annual minimum royalty payment you are obligated to make in your contractual obligations table.

In response to the Staff’s comment, the Company refers the Staff to the Company’s Request for Confidential Treatment dated November 16, 2012 (the “CTR”), which includes a copy of the Company’s agreement with the Institute for Systems Biology (the “Institute”). Pursuant to Section 3.1 of such agreement, the Company’s obligation to make minimum royalty payments to the Institute has expired and future royalty payments will be calculated as a percentage of net sales. As a result, the Company respectfully submits to the Staff that the disclosure requested above is unnecessary.

Securities and Exchange Commission

December 13, 2012

Bioclassifier, LLC, page 80

23.	Please disclose the minimum royalty payment you are obligated to make in your contractual obligations table. Please disclose the development and commercialization milestones you are required to meet and quantify, if applicable, any payments required for each milestone. Please also quantify the fees payable if you do not meet certain milestones within predetermined time periods.

In response to the first sentence of the Staff’s comment, the Company refers the Staff to the CTR, which includes a copy of the Company’s agreement with Bioclassifier, LLC (“Bioclassifier”). The Company respectfully submits that disclosure of the minimum royalties set forth in Section 4.1(f) would not be useful to investors given that the minimum royalty amounts are not material and such minimum royalties are offset by sales-based royalties that the Company expects to exceed, even though such amounts are not currently determinable. For these reasons, the Company believes inclusion of these minimum royalty amounts would be misleading to investors. Furthermore, the Company has requested confidential treatment of the minimum royalty amounts in the CTR for the reasons described therein.

In response to the second and third sentences of the Staff’s comment, the Company refers the Staff to the CTR, which requested confidential treatment of the items addressed in the Staff’s comment for the reasons described therein.

Manufacturing; Suppliers, page 83

24.	We note your disclosure on page 54 regarding certain purchase obligations. Please expand your disclosure to include a discussion of these purchase obligations and commitments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 90 of Supplement No. 1.

Employees, page 89

25.	Please reconcile your disclosure on page 89 that you have 32 employees engaged in research and development with your disclosure on page 80 that you have 30 employees so engaged.

The employee figures have been updated as of November 30, 2012 and the Company has revised the disclosure on pages 87 and 96 of Supplement No. 1.

Description of Capital Stock, page 122

26.	Please expand your disclosure to indicate the voting threshold for matters besides election of directors that may be voted on by stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of Supplement No. 1.

Securities and Exchange Commission

December 13, 2012

Shares Eligible for Future Sale, page 128

27.	Once available, please file copies of each of the lock-up agreements.

The Company will file the form of lock-up agreement, which will be an exhibit to the underwriting agreement, as soon as practicable.

Notes to Consolidated Financial Statements, page F-7

28.	Please provide disclosures for income taxes, related party transactions and property and equipment in your financial statement notes for the quarter ending September 30, 2012 in a manner similar to that for your other financial statement notes.

The Company has reviewed the provisions of ASC 270-10-S99 and believes that including interim disclosures for income taxes, related party transactions and property and equipment are not required. The Company would also note that the balances at September 30, 2012 were not changed significantly in amount or composition from those at December 31, 2011. The Company respectfully submits that these disclosures are therefore not required.

2. Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

29.	Please provide us an analysis that supports your reclassification of the warrant liability to additional paid-in-capital upon the completion of the IPO.

The provisions of the Company’s Certificate of Incorporation provide that warrants to purchase shares of preferred stock automatically convert into warrants to purchase shares of common stock. The Company performed the following analysis to determine the appropriateness of the classification of the warrants after the automatic conversion of the underlying preferred stock to common stock on the completion of the offering contemplated by the Registration Statement:

The Company first reviewed the provisions of ASC 480 to determine whether the warrants would be required to be recorded as liabilities and concluded that they would not, as the warrants to purchase common stock would not fall within the scope of ASC 480.

The Company then reviewed the provisions of ASC 815-40-15 to determine whether the warrants would have any contingent exercise provisions or settlement provisions once converted into warrants to purchase common stock. The Company determined that there would be no contingent exercise provisions. The Company also reviewed the settlement provisions of the warrants, and the anti-dilution provisions specifically, and determined that these anti-dilution provisions would either not survive the conversion of the warrants into warrants to purchase common stock, or that the anti-dilution provisions would be applicable to the underlying common shares after conversion. Accordingly, the Company concluded that the provisions of ASC 815-40-15 would not preclude the warrants from being considered to be indexed to its stock.

Securities and Exchange Commission

December 13, 2012

The Company finally reviewed the provisions of ASC 815-40-25 to determine whether the warrants would meet the requirements for equity classification. The Company noted that the warrants can only be physical settled or net share settled and would meet the additional requirements for equity classification of ASC 815-40-25-10.

As the warrants, once converted, would be considered indexed to the Company’s stock and meet the requirements for equity classification, the Company believes that it is appropriate that the warrant liability be classified to additional paid-in-capital upon the completion of the offering contemplated by the Registration Statement.

Revenue Recognition, page F-11

30.	Please revise your policy related to arrangements with multiple deliverables entered into subsequent to 2010, as applicable, as follows:

•	Specify each deliverable (i.e. installation, calibration, one-year warranty, extended warranty, training, etc.);

•	Indicate if the deliverable is considered a separate unit of account or combined with another deliverable(s); and

•	Why the deliverable is considered a separate unit of account or combined with another deliverable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and F-11 of Supplement No. 1.

31.	You disclose that you recognize revenue for a deliverable based on the contractual price when the contractual price of each deliverable in a multiple deliverable arrangement falls within the range established for estimated selling prices. In other cases, you allocate revenue to each deliverable based on its estimated selling price. Please tell us why you recognize revenue for deliverables based on contractual prices in some cases when contractually stated prices are not presumed to be representative of vendor-specific objective evidence, third-party evidence or the best estimate of selling price according to ASC 605-25-30. Please also tell us how you establish the range of estimated selling prices and how you determine that a deliverable falls within the range established for estimated selling prices.

The Company applies the provisions of ASC 605-25-30 in determining the allocation of consideration to all deliverables in its multiple element arrangements. To date, multiple element arrangements have consisted primarily of nCounter Analysis Systems sold with consumables and extended warranties, which are generally separately priced. Separately priced extended warranties are accounted for in accordance with ASC 605-20.

The Company established selling price based on vendor specific objective evidence of standalone sales transactions for systems, consumables and extended warranty transactions as discussed in ASC 605-25-30. The Company considers vendor specific objective evidence to have been obtained when a majority (80%) of transactions fall within a relatively narrow (+/- 15%) range of values. The Company uses its best estimate of selling price for individual deliverables when vendor specific objective evidence or third-party evidence is unavailable. To date, the Company has been able to establish selling price based on vendor specific objective evidence.

Securities and Exchange Commission

December 13, 2012

Only in those situations where the contractual price of each deliverable in an arrangement falls within the range established for selling prices will the Company recognize revenue for the deliverable based on the contractual price. When the contractual price is outside the range of established selling prices, the Company allocates revenue to each deliverable based on its estimated selling price.

In response to the Staff’s comments, the Company has clarified the revenue policy disclosure on pages 56 and F-11 of Supplement No. 1.

Guarantees and Indemnifications, page F-13

32.	Please summarize each of the material provisions in your guarantee and indemnification agreements or specifically state that the provisions are not material to your financial condition, operating results and cash flows.

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of Supplement No. 1.

Note 9 – Stock Option Plan, page F-20

33.	Please disclose the total compensation expense related to non-vested stock options and the weighted average period over which it is expected to be recognized at September 30, 2012. Please refer to ASC 718-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on page F-22 of Supplement No. 1.

* * * * *

Securities and Exchange Commission

December 13, 2012

Please direct your questions or comments regarding the Company’s responses or Supplement No. 1 to Patrick J. Schultheis at (206) 883-2501. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Patrick J. Schultheis
Patrick J. Schultheis

Enclosures

cc (w/encl.):	R. Bradley Gray
James A. Johnson
NanoString Technologies, Inc.

Alan F. Denenberg
Davis Polk & Wardwell LLP

Stephen Sommerville
PricewaterhouseCoopers LLP